December 7, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:	Jeffrey Lewis

Re:	The Growth for Good Acquisition Corporation
Registration Statement on Form S-1
File No. 333-261369

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of The Growth for Good Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on December 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, approximately 1,000 copies of the Preliminary Prospectus dated November 24, 2021, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as representatives of the several underwriters

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director

BARCLAYS CAPITAL INC.
as representative of the several underwriters

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Sunrise Acceleration Request Letter]